UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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RECEIVED
JUN 30 2005
OFFICE OF THE SECRETARY

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

National Grid Transco plc
Exact name of registrant as specified in charter

0001004315
Registrant CIK Number

11-K For 12/31/04
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

1-14958
SEC file number, if available

PROCESSED
JUL 28 2005
THOMSON FINANCIAL

Name of Person Filing the Document
(If other than the Registrant)


05061880

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Westborough, State of Massachusetts, June 29, 2005.

National Grid Transco plc
(Registrant)

By: [signature]
(Name and Title)
John G. Cochrane, Chairman, National Grid USA Service Company, Inc. Benefits Committee

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 20 ___, that the information set forth in this statement is true and complete.

By: ________________________
(Name)

____
(Title)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays

Commission File Number 1-14958

EXHIBITS

99.1 Financial statements of National Grid USA Companies' Incentive Thrift Plan I, filed under cover of Form SE

National Grid USA Companies' Incentive Thrift Plan I

Financial Statements and Supplemental Schedule
December 31, 2004 and 2003

National Grid USA Companies' Incentive Thrift Plan I
Index
December 31, 2004 and 2003

Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act ("ERISA") of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Benefits Committee of the National Grid USA Service Company,
a subsidiary of National Grid USA

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of National Grid USA Companies' Incentive Thrift Plan I (the "Plan") at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boston, Massachusetts
June 10, 2005

National Grid USA Companies'
Incentive Thrift Plan I
Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

	2004	2003
Investments	$ 617,299,620	$ 567,207,598
Dividends receivable	813,287	771,166
Cash and cash equivalents	6,812	28,835
Total assets	618,119,719	568,007,599
Net assets available for benefits	$ 618,119,719	$ 568,007,599

The accompanying notes are an integral part of these financial statements.

National Grid USA Companies'
Incentive Thrift Plan I
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2004

Additions	
Investment income	
Interest and dividend income	$ 14,267,566
Contributions	
Employee	20,808,858
Employer	7,473,584
Rollover	19,481,887
Net appreciation in fair value of investments	
American Depositary Receipts	12,409,290
Mutual funds	32,163,702
Common Collective Trusts	7,522,160
Total additions	114,127,047
Deductions	
Benefits paid to participants	64,014,927
Total deductions	64,014,927
Net increase in net assets available for benefits	50,112,120
Net assets available for benefits	
Beginning of year	568,007,599
End of year	$ 618,119,719

The accompanying notes are an integral part of these financial statements.

1. Plan Description

The National Grid USA Companies' Incentive Thrift Plan I (the "Plan") was established effective January 1, 1980, pursuant to the authorization of the Board of Directors of certain subsidiaries of the New England Electric System ("NEES"), to provide a long-range program of systematic savings for eligible employees (the "Participants"). The Plan was renamed National Grid USA Companies' Incentive Thrift Plan I upon the merger between National Grid Group plc and NEES on March 22, 2000, at which time NEES was renamed National Grid USA. The following description of the Plan is provided for general information purposes only; Participants should refer to the plan document for more complete information.

Employees of participating subsidiaries of National Grid (collectively, the "Employers") who are not covered by a collective bargaining agreement are immediately eligible to participate in the Plan upon employment, but will not receive matching contributions from the Employers until one year of service has been completed. The Plan was prepared in conformity with the Employee Retirement Income Security Act of 1974 ("ERISA"). The plan administrator is the Benefits Committee of National Grid USA Service Company, Inc. (the "Administrator"). The Board of Directors of National Grid Transco plc has the governing authority to amend the Plan, but has delegated certain amending authority to the Board of Directors of National Grid USA Service Company, Inc. ("Service Company"). The trustee of the Plan is T. Rowe Price Trust Company, Incorporated.

Contributions

The Plan is a defined contribution plan. An eligible employee can make Elective Contributions through Contribution Agreements (also known as Salary Reduction Agreements) to have from 1% to 50% of his/her base compensation contributed to the Plan on his/her behalf. The annual employee pre-tax Elective Contributions by each Participant were subject to IRS limits of $13,000 and $12,000 in 2004 and 2003 for employees who did not attain age 50 by the end of the respective plan year. For employees who did attain age 50 by the last day of the applicable plan year, the annual maximum pre-tax contribution was $16,000 for 2004 and $14,000 for 2003.

The Employers make Matching Contributions to the Plan; the formula utilized for matching contributions varies based upon the employee pension plan participation. Employees who participate in the traditional component of the National Grid USA Companies' Final Average Pay Pension Plan receive matching contributions equal to 100% of the first 2% of employee elective contributions and then 75% on the next 4% of employee elective contributions, resulting in a 5% maximum matching contribution, with respect to base compensation. Employees who participate in either the cash balance component of the National Grid USA Companies' Final Average Pay Pension Plan or in the Niagara Mohawk Pension Plan (a cash balance plan design) receive matching contributions equal to 50% of the employee elective contribution up to a maximum of 6%, resulting in a 3% maximum matching contribution, with respect to base compensation. Participants become eligible to receive employer matching contributions after one year of service.

All employer matching contributions are invested in the same investments elected by the participant for his/her employee contributions.

New employees with funds held under a previous employer's qualified plan are permitted to roll over eligible amounts from such funds into the Plan.

Participants may allocate their account balances in any whole percentage without restriction on the frequency of subsequent reallocations.

Vesting

Participants are immediately 100% vested in their Elective Contributions and in Employer Matching contributions. Upon termination of employment or upon the determination of an employee's disability being total and permanent, a Participant or a Participant's beneficiary (in the case of the Participant's death) is entitled to receive the full amount in the Participant's account.

Payments of Benefits

Payments of benefits upon retirement at age 55 or later, or death, are, at the election of the Participant, either made in a lump-sum payment, paid over a period not to exceed 10 years, or paid out commencing at age 70 1/2. A retired Participant who chooses distributions commencing at age 70 1/2 may elect to receive periodic distributions at any time prior to taking a lump-sum payout. Subject to certain restrictions, distributions to Participants under other circumstances are made in the form of whole or partial lump-sum payments.

The Plan allows Qualified Nonelective Contributions to the extent such contributions are necessary to satisfy the nondiscrimination requirement under the Internal Revenue Code. Following separation from service prior to age 55, a Participant may elect to receive partial distribution from his or her account or a total distribution at any time; such a Participant may also defer receipt of his or her benefit until the latest date permitted under the Internal Revenue Code.

Loan Provisions

An employee Participant can obtain a loan from the Plan from such Participant's account. The minimum loan allowed is $1,000. A loan cannot exceed the lesser of 50% of the Participant's account balance or $50,000. The $50,000 limit is further limited by the Participant's highest outstanding loan balance within the twelve months preceding the loan request. Loans must be repaid over a period of one to five years (six to fifteen years for the purchase of a primary residence) by means of payroll deductions. The annual interest rate is determined by the prime rate as reported by the Wall Street Journal on the first business day of the month in which the loan is obtained.

A default of the loan will occur if the loan balance is not paid off by the loan end date or if a Participant fails to make a payment within 90 days of the due date. In the event of default, the outstanding balance of the loan and any unpaid accrued interest is deemed to have been distributed to the Participant. Interest continues to be tracked following a default solely for determining the amount available for a subsequent loan. Deemed distributions are included in the Loan Fund's investment balance until the employee has been terminated. Upon termination the defaulted loan balance is deducted from the Plan. Cumulative deemed distributions were $0 and $70,061 at December 31, 2004 and 2003, respectively.

2. Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial Statements have been prepared on the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Administrator to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan provides various investment options such as stocks, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Administration Fees
The Trustees were not paid administration fees for administering the Plan for the year ended December 31, 2004.

Investment Valuation
The mutual funds are stated at net asset value on the last business day of the plan year, which is determined by the investment advisors according to closing market prices of the securities held by the funds. If a closing price is not available, the security is priced at a fair market value as determined by the investment committee or officers of the investment advisors. Investments in the National Grid Transco plc American Depositary Receipts (which trades on the New York Stock Exchange under the symbol "NGG") are valued according to the closing price on the London Stock Exchange which is then converted from British Pounds to U.S. Dollars based on relevant currency exchange rates. Participant loans and contribution receivables are valued at cost which approximates fair value.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of realized gains and losses and unrealized appreciation (depreciation) on those investments.

Investment Income
Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis.

Cash and Cash Equivalents
The Company classifies short-term investments with a maturity of 90 days or less at time of purchase as cash equivalents.

Contributions

Employee Elective Contributions (also known as Salary Reduction Contributions) are recorded in the period in which payroll deductions are withheld from the Participants' paycheck. Matching contributions from the Employers are made in the same period that payroll deductions are made from Participants, and are based upon salary reduction contributions up to a stated percentage of the Participant's compensation.

Party-in-Interest Transactions

Section 3(14) of ERISA defines a party-in-interest to include among others, fiduciaries or employees of the Plan, any person who provides services to the Plan or an employer whose employees are covered by the Plan. Accordingly, loans to participants and investments in American Depositary Receipts of National Grid Transco plc are considered party-in-interest transactions. Moreover, the Plan's investment options include mutual funds and trust funds managed by T. Rowe Price Associates, Inc., an affiliate of the Trustee.

Benefit Payments and Withdrawals

Benefit payments and withdrawals by Participants are recorded when paid. The amounts allocated to Participants who have benefits approved and processed for payments as of year-end, but for which disbursement of those funds has not been made by year-end were insignificant as of December 31, 2004 and 2003.

Transfers

Transfers are assets transferred into/out of the Plan to the National Grid USA Companies' Incentive Thrift Plan II ("Thrift II") which represent the accounts of participants whose job status changed from/to represented or to/from nonrepresented, which are valued at market. In addition, participants may transfer amounts representing basic and unmatched contributions and income thereon from one fund to another within the guidelines of the Plan. There were no such transfers for the year ended December 31, 2004.

3. Investments

The following are the investment assets held by the Plan as of December 31, 2004 and 2003 that represent 5% or more of net assets available for benefits.

		2004	2003
††	National Grid Transco plc American Depositary Receipts	$ 49,262,383	$ 40,164,682
††	T. Rowe Price U.S. Treasury Money Market Trust	64,615,190	78,407,120
††	T. Rowe Price Stable Value Fund	88,740,517	75,828,752
††	T. Rowe Price Equity Income Fund	53,246,350	48,165,872
††	T. Rowe Price Blue Chip Growth Fund	46,657,197	46,719,433
††	T. Rowe Price Equity Index Trust Class C	74,516,837	74,204,982
	Fidelity Growth Company Fund	33,443,395	32,427,280
	PIMCO Total Return Fund	-	29,920,440
	Small Cap Value Fund	34,378,325	-

†† Indicates party-in-interest

4. Tax Status

The Plan obtained its latest determination letter on July 17, 2002, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5. Plan Termination

Although it is the expectation of the Employers that the Plan will continue for as long as the provisions of the Internal Revenue Code permit, neither the making of contributions nor the continuance of the Plan is assumed by the Employers as a contractual obligation. The Employers reserve the right to suspend their contributions or to terminate the Plan. In the event the Plan is terminated, the assets will be distributed to Participants to the extent of their individual allocations, in accordance with the general distribution provisions of the Plan.

National Grid USA Companies' Incentive Thrift Plan I

Schedule of Assets Held for Investment Purposes
Schedule H, Part IV, Item 4i - Form 5500
December 31, 2004

Supplemental Schedule

Identity of Issuer	Description	Shares	Cost	Current Value
National Grid Transco plc *	National Grid Group plc American Depositary Receipts	1,036,736	$ 34,010,866	$ 49,262,383
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price U.S. Treasury Money Market Trust	64,615,190	64,615,190	64,615,190
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price Stable Value Trust	88,740,517	88,740,517	88,740,517
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price Small-Cap Value Fund	963,518	24,333,736	34,378,325
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price Equity Index Trust Class C	6,623,719	55,387,943	74,516,837
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price Equity Income Fund	2,002,495	45,430,219	53,246,350
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price Science and Technology Fund	496,098	22,483,652	9,475,474
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price Mid-Cap Growth Fund	243,249	9,881,950	12,133,285
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price Capital Appreciation Fund	1,154,242	18,620,006	22,496,171
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price Blue Chip Growth Fund	1,508,965	46,129,269	46,657,197
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price Personal Strategy Income Fund	157,506	2,080,278	2,337,393
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price Personal Strategy Balanced	587,003	8,629,792	10,677,587
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price Personal Strategy Growth Fund	747973	12,329,133	16,388,096
Fidelity Investments	Fidelity Growth Company Fund	596,458	22,894,614	33,443,395
Fidelity Investments	Fidelity Dividend Growth	257957	6,253,720	7,349,188
Fidelity Investments	Fidelity Low Priced Stock Fund	485,329	14,165,779	19,534,503
Fidelity Investments	Fidelity Diversified International	976,576	19,301,862	27,969,131
PIMCO	PIMCO RCM Global Technology	241,790	6,828,266	8,779,399
Cash				6,812
PIMCO	PIMCO Total Return Fund	2,606,223	28,161,595	27,808,398
Participant loans*	4%-9%		-	7,490,801
			$ 530,278,388	$ 617,306,432

* Party -in-interest

This schedule was derived from information certified by the Trustee.